May 23, 2025

Joel Bennett
Chief Financial Officer
Avenir Wellness Solutions, Inc.
5805 Sepulveda Blvd
Suite 801
Sherman Oaks, CA 91411

        Re: Avenir Wellness Solutions, Inc.
            Form 10-K for the Year Ended December 31, 2022
            Form 10-Q for the Period Ended September 30, 2023
Dear Joel Bennett:

       We issued comments on the above captioned filing on April 11, 2024. On May 2,
2025, we issued a follow-up letter informing you that comment(s) remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

        As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences